EXHIBIT 99.1

Auryn trenches 61 meters of 0.7g/t gold and 9.5 g/t silver of oxide mineralization at Huilacollo

VANCOUVER, British Columbia, June 01, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company) is pleased to announce encouraging results from its initial three trenches at the Tacora target within the Huilacollo oxide gold project in southern Peru (Figure 1).  Broad zones of oxide gold and silver mineralization were encountered within hydrothermal breccia bodies that form part of a 1.5 km long structural corridor that defines the Tacora target (Figure 2).

The Tacora target is located approximately 3 km to the southwest of Andamarca hill, the area of historic drilling and known mineralization. The three trenches define 170 meters of mineralized strike length within exposed breccia bodies which remains open both to the northeast and southwest. In addition, the width of the mineralization remains open due to deep colluvium cover that was encountered during the trenching program.

Auryn has completed a talus fine survey over the 1.5 kilometer long structural corridor to define the gold and silver mineralization footprint within the target zone, results are outstanding.  A follow up trenching program has been designed to expand the mineralized system.

Michael Henrichsen, COO & Chief Geologist of Auryn, stated, “The broad zones of oxide gold and silver mineralization encountered in hydrothermal breccias at surface confirm our thesis that the Tacora target has the potential to become a significant body of mineralization.  We look forward to obtaining the results from our talus fine survey to define the entire footprint of the mineralized system and to expanding our trenching program as we move toward understanding full potential of the Huilacollo oxide gold system.”

The trench results are presented below in Table 1 and are highlighted by 61 meters of 0.7g/t gold and 9.5 g/t silver including 25 meters of 0.99 g/t gold and 13.34 g/t silver.

Table 1:

Trench ID	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Au Equivalent
18-TAC-001	0	61	61	0.70	9.5	0.824 g/t
Including	36	61	25	0.99	13.3	1.15 g/t
18-TAC-002	0	52	52	0.37	7.7	0.46 g/t
18-TAC-003	1	15	14	0.29	6.25	0.31 g/t

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and additional cautionary language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Auryn holds its interests in Peru through Corisur Peru SAC, which controls (among other) certain licenses (including the Huilacollo and Banos del Indio projects) that are located within a special legal zone which runs 50km back from the Peruvian border. As a non-Peruvian company, Auryn’s right to ultimately acquire title over the shares issued by Corisur Peru SAC and to own and/or exploit these licenses requires approval from the Peruvian government. While Auryn is in the process of submitting its applications with respect to the approval and does not currently foresee any legal reason why it would be denied the approval, some risk of denial or delay should be assumed to exist.

Tacora Trench Samples - Analytical samples were taken from each 1 meter interval of trench floor resulting in approximately 2kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs for 2018 trench samples using internal standard and blank samples, field and lab duplicates indicate good overall accuracy and precision.

Intercepts are calculated using a minimum of a 0.2 g/t Au cut off at beginning and end of the intercept and allowing for no more than five consecutive samples (five meters) of less than 0.2 g/t Au. Minimum allowed length of the resulting composite intercept is five metres.

Disclaimer
The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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